UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51546 / April 15, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11898

In the Matter of **PAT Services, Inc. (f/k/a Arthur Treachers Inc. /DE/ and Arthur Treacher's, Inc.),** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against PAT Services, Inc. (f/k/a Arthur Treachers Inc. /DE/ and Arthur Treacher's, Inc.) ("PAT Services" or "Respondent).

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

       1.   PAT Services (CIK No. 1130928), a Delaware corporation based in Lake Success, New York, operates a fast food restaurant franchise business. The Common Stock, par value $0.001 (per share) of Respondent has been registered under Exchange Act Section 12(b) since February 26, 2001 ("Effective Date"). Respondent's stock is not currently quoted or traded on any exchange or quotation medium.

       2.   PAT Services has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed Annual Reports on Form 10-KSB since its Effective Date, nor has it filed quarterly reports on Form 10-QSB for any fiscal period since its Effective Date.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary